

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2015

Mail Stop 4631

<u>Via E- Mail</u>
Sergey Gandin
President and Director
Arma Services, Inc.
7260 W. Azure Drive, Suite 140-928
Las Vegas, NV 89130

   Re: **Arma Services, Inc.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed July 27, 2015
      File No. 333-202398

Dear Mr. Gandin:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2015 letter.

<u>General</u>

1. We note that in your response to comment one of our letter dated March 27, 2015 you stated that you have acquired assets. Please tell us what assets you have acquired. In this regard, we note that according to your balance sheet as of April 30, 2015, your sole asset is $17.

<u>Prospectus Summary, page 1</u>

2. We note your disclosure here and throughout your registration statement that you have generated modest revenues. Please revise your registration statement to remove any suggestion that you have generated revenue. We note the disclosure on page 15 that you "are still in the development stage and . . . have generated no revenues.

<u>Risk Factors, page 3</u>

<u>Due to the lack of a trading market for our securities, you may have difficulty . . ., page 7</u>

3.   We note your response to our prior comment 13 that your reference to Dine Corp was an error. However, your amended registration statement contains the same reference to Dine Corp. Please revise your registration statement to remove the reference to Dine Corp.

<u>Dilution of the Price You Pay For Your Shares, page 11</u>

4.   We have read your revision related to comment 18 in our letter dated March 27, 2015. It is not clear how you have calculated the Net tangible book value offering per share of $(0.0036) or the Increase in net tangible book value per share under all four levels of proceeds. Please revise and also ensure that any textual disclosures accompanying such revisions are appropriate.

5.   Please revise your calculation of the Net tangible book value after offering per share at the 25% and 50% levels, currently shown as $0.016 and $0.039. It appears they are typographical errors.

<u>Plan of Distribution, page 12</u>

6.   Please provide an analysis as to how the sales materials and other sales methods will comply with Section 5 of the Securities Act of 1933.

<u>Description of Our Business, page 15</u>

<u>General Information, page 15</u>

7.   We note your response to our prior comment 23. Please explain to us the reasons you felt it necessary to enter into a contract for lodging for subcontractors considering you have not commenced operations. Please also explain why you anticipate that you will need to secure lodging for your subcontractors.

<u>Business Plan, page 16</u>

8.   We note your response to our prior comment 24 and we reissue our comment. Please revise your registration statement to remove any suggestion that you have current operations.

Management's Discussion and Analysis, page 26

9.   We have read your response and revision to comment 32 in our letter dated March 27, 2015. It does not appear you have revised your discussion herein to clearly state your current cash resources are not sufficient to fund your operating needs over the next twelve months. Noting your cash balance at April 30, 2015 was just $17, please revise to do so.

Executive Compensation, page 31

10.   We note your response to our prior comment 37 and we reissue our comment. Please revise your disclosure to refer to both of your executive officers. Please also clarify whether you have any intent to pay these individuals from proceeds of this offering.

11.   We note your response to our prior comment 38 and we reissue our comment. In addition, please explain to us how your disclosure on page 31 that ". . . no such plans [for compensation] have been approved. . ." is accurate considering the executed Company Services Agreement filed as Exhibit 10.2 clearly states that Mr. Gandin is to receive $1,000 per month.

Future Sales by Existing Stockholders, page 34

12.   We note your response to our prior comment 40. Please revise to clarify that the statement "Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company" applies to you.

Item 16. Exhibits, page II-2

13.   Please revise your exhibit list to include your agreement with Gazetny LLC. We note that the exhibit list in your amended registration statement lists your contract with Proekta LLC as Exhibit 10.1, while Exhibit 10.1 attached to your amended registration statement is your agreement with Gazetny LLC.

You may contact Jenn Do (Staff Accountant) at 202-551-3743 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
Diane J. Harrison, Esq.
Harrison Law, P.A.